Exhibit 4.13

VOTING AGREEMENT

This AGREEMENT, dated as of February 16, 2004 (the “Agreement”), is by and between Diversified Corporate Resources, Inc., a Texas corporation (“DCRI”), and Microcapital Strategies, Inc. a Texas corporation(the “Investor”).

RECITAL

Effective November 21, 2003, the Investor executed a Securities Purchase Agreement which provided, inter alia, for the purchase of 165,000 shares of DCRI’s Series A Convertible voting, $.10 par value per share, Preferred Stock (the “Preferred Stock”) which is, among other things, convertible into 1,650,000 shares of DCRI Common Stock, $.10 par value per share (the “Common Stock”), together with certain warrants to purchase Common Stock (collectively the “Offering”).  Following completion of the Offering, the Investor entered into an arrangement whereby the Investor acquired the rights to purchase an additional 46,875 shares of the Preferred Stock. (the “Second Offering”)

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.     DEFINED TERMS.

For purposes of this Agreement, the term “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of this Agreement, the terms “beneficial owner” and “beneficially own” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person shall also be deemed to be the beneficial owner of all shares of Preferred Stock and/or Common Stock which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional.

SECTION 2.     VOTING.

(a)      Annual and Special Meetings in 2004 and 2005. The Investor shall cause all shares of Preferred Stock and Common Stock beneficially owned by it and/or its Affiliates, Associates, or those holding shares of any DCRI equity security as an assignee of Investor’s rights under the Second Offering, as of the relevant record dates, to be present for quorum purposes and to be voted in favor of (i) DCRI’s nominees for directors at each of the 2004 and 2005 annual meetings of the shareholders of DCRI, or at any adjournments or postponements thereof, (ii) DCRI’s proposals at each such annual meeting, or any adjournments or postponements thereof and (iii) DCRI’s proposals at any special meeting of the shareholders of DCRI or any adjournments or postponements thereof, taking place during 2004 or 2005.

(b)      Further Assurances. The Investor shall take all action necessary to carry out the intention of this Section 2, including, without limitation, delivering to DCRI executed proxies naming the proxies appointed by DCRI for all shares of Preferred Stock and Common Stock beneficially owned by the Investor and/or its Affiliates or Associates as of the record dates for the aforementioned meetings of shareholders.

SECTION 3      REMEDIES.

(a)      The Investor hereby acknowledges and agrees that irreparable harm would be caused to DCRI in the event any of the provisions of this Agreement were not performed by the Investor and/or its Affiliates or Associates in accordance with their specific terms or were otherwise breached. It is accordingly agreed that DCRI shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Texas, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b)      The parties hereto agree that any actions, suits or proceedings arising out of or relating to this Agreement, the transactions contemplated hereby or any document referred to herein shall be brought solely and exclusively in the courts of the State of Texas and/or the courts of The United States of America located in the State of Texas (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 5 hereof shall be effective service of process for any such action, suit or proceeding brought against any party in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the courts of the State of Texas or The United States of America located in the State of Texas, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in any inconvenient forum.

SECTION 4.     ENTIRE AGREEMENT.

This Agreement concerning the Second and the Common Stock Warrants issued pursuant thereto, (and the agreements and documents referenced therein) contain the entire understanding of the parties with respect to the subject matter hereof and thereof and this Agreement may be amended only by an agreement in writing executed by the parties hereto.

SECTION 5.     NOTICES.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and sent by overnight courier service, facsimile or U.S. registered mail, return receipt requested:

if to DCRI:	Diversified Corporate Resources, Inc. 10670 North Central Expressway, Suite 600 Dallas, TX 75231 Attention: Chief Executive Officer FAX: (972) 458-2801

with a copy to:	Dinur & Associates, P.C. 990 Hammond Drive, Suite 760 Atlanta, GA 30328 Attention: Daniel D. Dinur, Esquire FAX: (770) 395-3171

if to the Investor:

with a copy to:

SECTION 6.     LAW GOVERNING.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas, without regard to any conflict of laws provisions thereof.

SECTION 7.     COUNTERPARTS.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 8.     ENFORCEABILITY.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such that is held invalid, void or unenforceable by a court of competent jurisdiction.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

Diversified Corporate Resources, Inc.

By:	/S/ J. Michael Moore
Name:	J. Michael Moore
Title:	Chairman and Chief Executive Officer

“Investor”

By:	/S/ Herbert A. Shuey, III
Name:	Herbert A. Shuey, III
Title: